Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities Inc.
Goldman, Sachs & Co. as Representatives of the several Underwriters c/o Merrill Lynch, Pierce, Fenner & Smith Incorporated
One Bryant Park New York, New York 10036

November 2, 2010

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:	Mr. H. Christopher Owings
Mr. Robert W. Errett

Re:	The Fresh Market, Inc., Registration Statement on Form S-1 (File No. 333-166473)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several Underwriters, wish to advise you that the number of Preliminary Prospectuses dated October 25, 2010, which were furnished to 7 prospective underwriters and distributed during the period October 25, 2010 through the date hereof, to underwriters, dealers, institutions and others, was approximately 9,149. In addition, a free writing prospectus dated November 1, 2010, containing an active hyperlink to Amendment No. 6 to the Registration Statement filed on November 1, 2010, was provided to all underwriters and dealers who received copies of the preliminary prospectus dated October 25, 2010.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of The Fresh Market, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Standard Time on November 4, 2010, or as soon thereafter as practicable.

Very truly yours,

Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities Inc.
Goldman, Sachs & Co.

As Representatives of the several Underwriters

Acceleration Request

Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Palma Mazzolla
Name: Palma Mazzolla
Title: Vice President

Acceleration Request

J.P. Morgan Securities Inc.

By:	/s/ Jill Woodward
Name: Jill Woodward
Title: Executive Director

Acceleration Request

Goldman, Sachs & Co.

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

Acceleration Request